SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

Amendment No. 2
to
SCHEDULE 14D-9
(RULE 14d-101)
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SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
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Superior Essex Inc.
(Name of Subject Company)

Superior Essex Inc.
(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

86815V105
(CUSIP Number of Class of Securities)
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Barbara L. Blackford
Executive Vice President, General Counsel and Secretary
150 Interstate North Parkway
Atlanta, Georgia 30339
(770) 657-6000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

_____________________

WITH COPIES TO:

Richard D. Katcher
Eric S. Robinson
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

_____________________

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to the Schedule 14D-9 (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on July 1, 2008, as amended and supplemented by Amendment No. 1, filed with the SEC on July 31, 2008, by Superior Essex Inc., a Delaware corporation (the “Company”), and relates to the offer by Cyprus Acquisition Merger Sub, Inc., a Delaware corporation (“Purchaser”) and indirect subsidiary of LS Corp., a corporation organized under the laws of the Republic of Korea and formerly known as LS Cable Ltd. (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price of $45.00 per Share, net to the seller in cash, without interest thereon and less any amounts required to be withheld under applicable U.S. federal, state or local tax laws, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

     The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.    Additional Information.

     The information set forth in Item 8 is hereby amended and supplemented by adding the following at the end thereof:

     The subsequent offering period expired at 5:00 PM (New York time) on Monday, August 3, 2008.

     On August 5, 2008, Parent, its subsidiary LS Cable Ltd. and the Company issued a joint press release announcing that a total of 18,372,897 Shares were validly tendered and not withdrawn prior to the expiration of the subsequent offering period. Purchaser has accepted for payment all of the Shares validly tendered in the Offer and the subsequent offering period and, as a result, owns approximately 92.32% of the outstanding Shares.

     In accordance with the Agreement, Purchaser expects to complete a “short form” merger of Purchaser with and into Superior Essex later this week. As a result of the Merger, all Shares (other than those as to which holders properly exercise appraisal rights and other than those owned by Purchaser) will be canceled in exchange for the right to receive the same $45.00 per share price as paid in the Offer, without interest and less any amounts required to be withheld under applicable U.S federal, state or local tax laws. Following the completion of the Merger, the Company will become an indirect subsidiary of Parent, and the Shares will cease to be traded on The NASDAQ Global Market Select.

Item 9.    Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(6)	Joint Press Release, issued by Parent, LS Cable Ltd. and the Company, dated August 5, 2008
(incorporated herein by reference to Exhibit (a)(1)(K) of Amendment No. 3 to Schedule TO filed with the SEC by Purchaser and Parent on August 5, 2008).

SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

SUPERIOR ESSEX INC.

By: /s/ David S. Aldridge
       David S. Aldridge, Executive Vice President,
       Chief Financial Officer and Treasurer

Dated: August 5, 2008